Mail Stop 4561

November 3, 2005

Akhee Rahman
President and Chief Executive Officer
Eastern Services Holdings, Inc.
269 S. Beverly Drive, #732
Beverly Hills, CA 90212-3851

> **Re: Eastern Services Holdings, Inc.**
> **Amendment No. 1 to the Form SB-2**
> **Filed on October 25, 2005**
> **File No. 333-128415**

Dear Ms. Rahman:

This is to advise you that a preliminary review of the above amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of your registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not contain comparable deficiencies. We have noted the following deficiencies, among other matters.

FORM SB-2/A

General

1.   Refer to prior comment 1 from our letter dated October 11, 2005. The notes to your audited financial statements continue to refer to a business other than that described in your prospectus. Revise your disclosure concerning all events that are necessary to provide adequate information about the financial condition of your company and the risks of the common stock ownership to investors. As we expect your notes to the financial statements and disclosure in other related parts of your document to materially change, we expect to have substantial further comments when you file an amended document.

2.   Refer to prior comment 2 from our letter dated October 11, 2005. We note your address as listed on the front cover of the registration statement, and elsewhere in the prospectus, does not match the business address you provided on EDGAR. Please revise to provide consistent disclosure regarding your business address and phone number.

*   *   *   *   *

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing

If you have any questions regarding accounting issues, please call Jason Niethamer at (202) 551-3855. If you have any other questions, please call Rebekah Toton at (202) 551-3857. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (732) 577-1188
         Gregg E. Jaclin, Esq.
         Anslow & Jaclin, LLP
         Telephone: (732) 409-1212